Exhibit 99.4

4 – NIRE

35300149947

01.02 - HEAD OFFICE ADDRESS

1- Full Address (Street, Number and Complement) AV. ESCOLA POLITÉCNICA,760, 2nd floor	2- District JAGUARÉ
3- Zip Code 05350-901	4- City SÃO PAULO	5- State S.P.
6- DDD (Long distance) 55 11	7- Telephone 3718-5301	8- Telephone 3718-5306	9 - Telephone 3718-5465	10- Telex
11- DDD (Long distance) 55 11	12- Fax 3718-5297	13- Fax 3714-4436	14- Fax
15- E-MAIL

acoes@perdigao.com.br

01.03 - INVESTOR RELATIONS DIRECTOR (Address for correspondence with the company)

1- Name WANG WEI CHANG
2- Full Address (Place, Number and Complement) AV. ESCOLA POLITÉCNICA,760 - 2nd floor			3- District JAGUARÉ
4- Zip Code (CEP) 05350-901		5- City SÃO PAULO	6- State S.P.
7- DDD (long distance) 5511	8- Telephone 3718-5301	9- Telephone 3718-5306	10- Telephone 3718-5465	11- Telex	12- DDD (long distance) 5511
13- Fax 3718-5297	14- Fax 3714-4436		15- Fax	16- E-MAIL acoes@perdigao.com.br

01.04  - REFERENCE / AUDITOR

Fiscal year	1- Beggining date of fiscal year	2- Ending date of fiscal year
1- Last	01/01/2004	12/31/2004
2- Penultimate	01/01/2003	12/31/2003
3- Antepenultimate	01/01/2002	12/31/2002
4- Auditing Company Ernst & Young Auditores Independentes S/S		5- CVM Code 00471-5
6- Technical in Charge Luiz Carlos Passetti		7- Technical in Charge Taxpayers’ Register 001.625.898-32

FEDERAL PUBLIC DEPARTMENT
BRAZILIAN SECURITIES COMMISSION – CVM	CORPORATE LAW
DFP – STANDARD FINANCIAL STATEMENTS - December 31, 2004
COMMERCIAL, INDUSTRIAL COMPANY AND OTHERS

01.01 - IDENTIFICATION

1-CVM Code	2- Company Name	3- General Taxpayers’ Register
01629-2	PERDIGÃO S.A.	01.838.723/0001-27

01.05 - CURRENT COMPOSITION OF CAPITAL

Number of Shares (units)	1- 12/31/2004	2- 12/31/2003	3- 12/31/2002
PAID-UP CAPITAL
1-COMMON	15,471,957	15,471,957	15,471,957
2-PREFERRED	29,180,427	29,180,427	29,180,427
3-TOTAL	44,652,384	44,652,384	44,652,384
IN TREASURY
4-COMMON	7,900	7,900	7,900
5-PREFERRED	135,595	135,595	135,595
6-TOTAL	143,495	143,495	143,495

01.06 – COMPANY PROFILE

1 - TYPE OF COMPANY Industrial, Commercial and Others
2 - SITUATION Operational
3 - NATURE OF SHARE CONTROL National Private
4 - CODE OF ACTIVITY 134 - Holding
5 - MAIN ACTIVITY Holding - Food
6 - CONSOLIDATED TYPE Total

01.07- COMPANIES NOT INCLUDED IN CONSOLIDATED FINANCIAL STATEMENTS

1- Item	2- General Taxpayers’ Register	3- Name

01.08 - DIVIDENDS PAID

1- ITEM	2- EVENT	3-APPROVAL DATE	4- DIVIDENDS	5- BEGINNING OF PAYMENT	6- TYPE OF SHARE	7- AMOUNT PER SHARE
01	Board Meeting	06/18/2004	Interest over company capital	08/31/2004	Common	1.1233700000
02	Board Meeting	06/18/2004	Interest over company capital	08/31/2004	Preferred	1.1233700000
03	Board Meeting	12/17/2004	Interest over company capital	02/28/2005	Common	0.5842653100
04	Board Meeting	12/17/2004	Interest over company capital	02/28/2005	Preferred	0.5842653100
05	Board Meeting	02/10/2005	Dividend	02/28/2005	Common	0.2849005600
06	Board Meeting	02/10/2005	Dividend	02/28/2005	Preferred	0.2849005600

01.09 – INVESTOR RELATIONS DIRECTOR

1 – Date	2 – Signature
02/21/2005

02.01- BALANCE SHEET - ASSETS  (IN THOUSANDS OF BRAZILIAN REAIS)

1 - Code	2 - Description	3- 12/31/2004	4- 12/31/2003	5- 12/31/2002
1	Total Assets	1,013,271	811,108	682,963
1.01	Current Assets	51,446	35,836	4,817
1.01.01	Cash and Banks	61	48	33
1.01.02	Credits	0	0	0
1.01.03	Inventories	0	0	0
1.01.04	Others	51,385	35,788	4,784
1.01.04.01	Dividends and Interest Over Capital	39,143	30,600	0
1.01.04.02	Taxes to Recover	11,993	4,947	1,281
1.01.04.03	Deferred Taxes	9	0	3,345
1.01.04.04	Advanced Expenses	240	241	158
1.02	Noncurrent Assets	242	5,680	2,970
1.02.01	Credits	0	0	0
1.02.02	Credits with Associates	0	5,409	0
1.02.02.01	With Affiliates	0	0	0
1.02.02.02	With Subsidiaries	0	5,409	0
1.02.02.03	With Other Associates	0	0	0
1.02.03	Others	242	271	2,970
1.02.03.01	Deferred Taxes	238	241	200
1.02.03.02	Legal Deposits	0	0	2,735
1.02.03.03	Other Receivables	4	30	35
1.03	Permanent Assets	961,583	769,592	675,176
1.03.01	Investments	961,583	769,592	675,176
1.03.01.01	Equity in Affiliates	0	0	0
1.03.01.02	Equity in Subsidiaries	961,579	769,588	675,176
1.03.01.03	Other Investments	4	4	0
1.03.02	Fixed Assets	0	0	0
1.03.03	Deferred	0	0	0

02.02- BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - Code	2 - Description	3- 12/31/2004	4- 12/31/2003	5- 12/31/2002
2	Total Liabilities	1,013,271	811,108	682,963
2.01	Current Liabilities	40,456	36,017	534
2.01.01	Loans and Financing	0	0	0
2.01.02	Debentures	0	0	0
2.01.03	Suppliers	5	2	0
2.01.04	Taxes, Charges and Contribution	703	1,038	74
2.01.04.01	Social Contributions	60	55	33
2.01.04.02	Tax Obligations	643	983	41
2.01.05	Dividends Payable	12,683	3	20
2.01.06	Provisions	417	313	229
2.01.06.01	Provisions for vacations & 13th salary	417	313	229
2.01.07	Debts with Associates	1,728	0	91
2.01.08	Others	24,920	34,661	120
2.01.08.01	Interest on Company Capital	24,920	34,637	95
2.01.08.02	Other Obligations	0	24	25
2.02	Noncurrent Liabilities	509	509	510
2.02.01	Loans and Financing	0	0	0
2.02.02	Debentures	0	0	0
2.02.03	Provisions	0	0	0
2.02.04	Debts with Associates	0	0	0
2.02.05	Others	509	509	510
2.02.05.01	Reserve for Contingencies	509	509	510
2.03	Deferred income	0	0	0
2.05	Net equity	972,306	774,582	681,919
2.05.01	Paid-up Capital Stock	490,000	490,000	490,000
2.05.02	Capital Reserves	0	0	0
2.05.03	Revaluation Reserve	0	0	0
2.05.03.01	Owned Assets	0	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0	0
2.05.04	Profit Reserves	482,306	284,582	191,919

02.02 - BALANCE SHEET - LIABILITIES (IN THOUSANDS OF BRAZILIAN REAIS)

1 - Code	2 - Description	3- 12/31/2004	4- 12/31/2003	5- 12/31/2002
2.05.04.01	Legal	39,276	24,956	18,523
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contigencies	0	0	0
2.05.04.04	Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	0	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0	0
2.05.04.07	Other profit Reserves	443,030	259,626	173,396
2.05.04.07.01	Expansion Reserves	357,928	231,806	171,309
2.05.04.07.02	Increase Capital Reserves	85,917	28,635	2,902
2.05.04.07.03	Treasury Shares	(815)	(815)	(815)
2.05.05	Accumulated Profit/ Losses	0	0	0

03.01 -  STATEMENT OF INCOME (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- 01/01/2004 to 12/31/2004	4- 01/01/2003 to 12/31/2003	5- 01/01/2002 to 12/31/2002
3.01	Gross Income From Sales And/Or Services	0	0	0
3.02	Sales Returns	0	0	0
3.03	Net Income From Sales And/Or Services	0	0	0
3.04	Cost of Goods and/or Services Sold	0	0	0
3.05	Gross Income	0	0	0
3.06	Operating Income/Expenses	286,443	132,907	10,435
3.06.01	With Sales	0	0	0
3.06.02	General And Administrative	(4,056)	(3,421)	(2,491)
3.06.02.01	Administrative	(1,222)	(1,149)	(941)
3.06.02.02	Management Compensation	(2,834)	(2,272)	(1,550)
3.06.03	Financial	5,698	5,875	285
3.06.03.01	Financial Income	6,032	5,886	2,616
3.06.03.02	Financial Expenses	(334)	(11)	(2,331)
3.06.04	Other Operating Income	47	41	0
3.06.05	Other Operating Expenses	0	0	0
3.06.06	Income On Equity	284,754	130,412	12,641
3.07	Operating Income	286,443	132,907	10,435
3.08	Non-operating Income	(26)	(1)	0
3.08.01	Income	77	2,247	0
3.08.02	Expenses	(103)	(2,248)	0
3.09	Income Before Tax And Interests	286,417	132,906	10,435
3.10	Provision for Income Tax And Social Contribution	(13)	(939)	733
3.11	Deferred Income Tax	6	(3,304)	3,343
3.12	Interests And Statutory	0	0	0
3.12.01	Interests	0	0	0
3.12.02	Contribution	0	0	0
3.13	Reversion Of Interest Over Company Capital	0	0	0
3.15	Profit/Loss In Fiscal Year	286,410	128,663	14,511
	Number of Shares - Ex-treasury (units)	44,508,889	44,508,889	44,508,889
	Profit Per Share	6.43489	2.89073	0.32602
	Loss Per Share

04.01 - STATEMENTS OF CHANGES IN FINANCIAL POSITION (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- 01/01/2004 to 12/31/2004	4- 01/01/2003 to 12/31/2003	5- 01/01/2002 to 12/31/2002
4.01	Sources of funds	99,857	34,159	6,886
4.01.01	From Operations	99,857	34,159	6,886
4.01.01.01	Profit/Loss In Fiscal Year	286,410	128,663	14,511
4.01.01.02	Values that don’t represent changes in the Working Capital	(186,553)	(94,504)	(7,625)
4.01.01.02.01	Net Financial charges on long-term items	(232)	(55)	(449)
4.01.01.02.02	Equity pick-up	(284,754)	(130,412)	(12,641)
4.01.01.02.03	Dividends and interest on own capital	92,763	36,000	5,400
4.01.01.02.04	Provision for contingencies	0	(1)	63
4.01.01.02.05	Deferred Taxes (IRPJ/CSLL)	3	(41)	2
4.01.01.02.06	Others	5,667	5	0
4.01.02	From Shareholders	0	0	0
4.01.03	From Third parties	0	0	0
4.02	Application of funds	88,686	38,623	6,826
4.02.01	Dividends and interest on own capital	88,686	36,000	5,400
4.02.02	Investments	0	4	1,426
4.02.03	Others	0	2,619	0
4.03	Increase (Decrease) in Working Capital	11,171	(4,464)	60
4.04	Changes in Current Assets	15,610	31,019	(40,460)
4.04.01	Current Assets – beggining of year	35,836	4,817	45,277
4.04.02	Current Assets – end of year	51,446	35,836	4,817
4.05	Changes in Current Liabilities	4,439	35,483	(40,520)
4.05.01	Current Liabilities – beggining of year	36,017	534	41,054
4.05.02	Current Liabilities – end of year	40,456	36,017	534

05.01 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2004 TO 12/31/2004 (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Income Reserves	7- Retained Earnings	8- Total
5.01	Initial Balance	490,000	0	0	284,582	0	774,582
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease) in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	286,410	286,410
5.07	Allocation of income	0	0	0	197,724	(286,410)	(88,686)
5.07.01	Legal Reserve	0	0	0	14,320	(14,320)	0
5.07.02	Reserve for expansion	0	0	0	126,122	(126,122)	0
5.07.03	Reserve to increase capital	0	0	0	57,282	(57,282)	0
5.07.04	Interest over capital	0	0	0	0	(88,686)	(88,686)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	490,000	0	0	482,306	0	972,306

05.02 - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2003 TO 12/31/2003 (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Income Reserves	7- Retained Earnings	8- Total
5.01	Initial Balance	490,000	0	0	191,919	0	681,919
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease) in Capital Stock	0	0	0	0	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	128,663	128,663
5.07	Allocation of income	0	0	0	92,663	(128,663)	(36,000)
5.07.01	Legal Reserve	0	0	0	6,433	(6,433)	0
5.07.02	Reserve for expansion	0	0	0	60,497	(60,497)	0
5.07.03	Reserve to increase capital	0	0	0	25,733	(25,733)	0
5.07.04	Interest over capital	0	0	0	0	(36,000)	(36,000)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	490,000	0	0	284,582	0	774,582

05.03 -  STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY FOR THE PERIOD FROM 01/01/2002 TO 12/31/2002 (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- Capital Stock	4- Capital Reserves	5- Revaluation Reserves	6- Income Reserves	7- Retained Earnings	8- Total
5.01	Initial Balance	415,433	142	0	257,233	0	672,808
5.02	Adjustments in past fiscal years	0	0	0	0	0	0
5.03	Increase (Decrease) in Capital Stock	74,567	(142)	0	(74,425)	0	0
5.04	Realization of Reserves	0	0	0	0	0	0
5.05	Treasury shares	0	0	0	0	0	0
5.06	Profit/Loss In Fiscal Year	0	0	0	0	14,511	14,511
5.07	Allocation of income	0	0	0	9,111	(14,511)	(5,400)
5.07.01	Legal Reserve	0	0	0	726	(726)	0
5.07.02	Reserve for expansion	0	0	0	5,483	(5,483)	0
5.07.03	Reserve to increase capital	0	0	0	2,902	(2,902)	0
5.07.04	Dividends and interest on own capital	0	0	0	0	(5,400)	(5,400)
5.08	Other	0	0	0	0	0	0
5.09	Final Balance	490,000	0	0	191,919	0	681,919

06.01- BALANCE SHEET – ASSETS – CONSOLIDATED  (IN THOUSANDS OF BRAZILIAN REAIS)

1 - Code	2 - Description	3- 12/31/2004	4- 12/31/2003	5- 12/31/2002
1	Total Assets	2,524,768	2,779,008	3,007,234
1.01	Current Assets	1,268,782	1,666,586	1,862,352
1.01.01	Cash and Banks	273,068	648,520	904,248
1.01.01.01	Cash	12,349	10,955	50,954
1.01.01.02	Cash Investments	260,719	637,565	853,294
1.01.02	Credits	244,674	153,010	197,520
1.01.02.01	Clients	244,674	153,010	197,520
1.01.03	Inventories	580,580	680,853	594,228
1.01.03.01	Finished goods	185,639	267,333	203,231
1.01.03.02	Goods in process	22,128	28,128	20,601
1.01.03.03	Raw material	37,449	55,296	63,059
1.01.03.04	By-products and packaging	82,365	73,402	68,954
1.01.03.05	Livestock (poultry, turkey and hogs)	243,537	239,482	212,357
1.01.03.06	Advances to Suppliers and transit imports	9,462	17,212	26,026
1.01.04	Others	170,460	184,203	166,356
1.01.04.01	Taxes Receivable	90,781	92,725	99,868
1.01.04.02	Deferred Taxes	18,873	20,209	24,170
1.01.04.03	Securities Receivable	10,155	15,286	8,948
1.01.04.04	Other Rights	21,711	21,634	14,765
1.01.04.05	Advanced Expenses	28,940	34,349	18,605
1.02	Noncurrent Assets	260,550	124,829	135,735
1.02.01	Credits	0	0	0
1.02.02	Credits with Associates	0	0	0
1.02.02.01	With Affiliates	0	0	0
1.02.02.02	With Subsidiaries	0	0	0
1.02.02.03	With Other Associates	0	0	0
1.02.03	Others	260,550	124,829	135,735
1.02.03.01	Cash Investments	134,010	5,728	47,129
1.02.03.02	Taxes Receivable	27,663	29,961	7,305
1.02.03.03	Deferred Taxes	31,710	41,554	36,295
1.02.03.04	Securities Receivable	39,756	24,765	20,543
1.02.03.05	Legal Deposits	16,307	13,261	13,352
1.02.03.06	Clients	10,439	8,859	8,644
1.02.03.07	Other Rights	665	701	2,467
1.03	Permanent Assets	995,436	987,593	1,009,147
1.03.01	Investments	488	469	442

06.01 - BALANCE SHEET – ASSETS – CONSOLIDATED  (IN THOUSANDS OF BRAZILIAN REAIS)

1 - Code	2 - Description	3- 12/31/2004	4- 12/31/2003	5- 12/31/2002
1.03.01.01	Equity in Affiliates	0	0	0
1.03.01.02	Equity in Subsidiaries	0	0	0
1.03.01.03	Other Investments	488	469	442
1.03.01.03.01	Interest through Fiscal Incentives	74	74	74
1.03.01.03.02	Other Investments	414	395	368
1.03.02	Fixed Assets	918,479	914,974	934,097
1.03.02.01	Land	87,035	84,149	84,782
1.03.02.02	Buildings and Improvements	538,157	522,517	483,212
1.03.02.03	Machinery and Equipment	625,411	583,885	531,696
1.03.02.04	Electric and hydraulic installations	58,328	50,489	34,866
1.03.02.05	Forests and reforestation	21,090	17,550	14,994
1.03.02.06	Construction in progress	14,396	22,305	77,994
1.03.02.07	Advance to suppliers	13,935	1,356	1,900
1.03.02.08	Other	22,782	20,746	19,728
1.03.02.09	(-) Depreciation and Depletion	(462,655)	(388,023)	(315,075)
1.03.03	Deferred Charges	76,469	72,150	74,608
1.03.03.01	Preoperating Costs	59,354	59,354	55,636
1.03.03.02	Implementation of Integrated Systems	14,686	24,547	25,026
1.03.03.03	Improvement Projects in Administrative Processes	12,330	206	0
1.03.03.04	Goodwill on acquisition of investment	18,888	18,888	18,888
1.03.03.05	Others	11,190	10,019	2,857
1.03.03.06	(-) Amortization	(39,979)	(40,864)	(27,799)

06.02- BALANCE SHEET – LIABILITIES – CONSOLIDATED (IN THOUSANDS OF BRAZILIAN REAIS)

1- Code	2 - Description	3- 12/31/2004	4- 12/31/2003	5- 12/31/2002
2	Total Liabilities	2,524,768	2,779,008	3,007,234
2.01	Current Liabilities	1,036,874	1,320,356	1,667,162
2.01.01	Loans and Financing	492,429	796,609	1,249,721
2.01.01.01	Financial Institutions	470,117	498,192	763,033
2.01.01.02	Advance on Export Contracts	22,312	298,417	486,688
2.01.02	Debentures	15,449	14,977	12,471
2.01.03	Suppliers	327,128	323,480	278,607
2.01.04	Taxes, Charges and Contribution	43,765	45,045	34,292
2.01.04.01	Tax Obligations	28,787	33,259	23,374
2.01.04.02	REFIS – Brazilian Tax Recovery Program	86	31	1,463
2.01.04.03	Social Contributions	14,892	11,755	9,455
2.01.05	Dividends Payable	12,683	3	20
2.01.06	Provisions	54,669	41,136	32,306
2.01.06.01	Provisions for vacations & 13th salaries	54,669	41,136	32,306
2.01.07	Debts with Associates	0	0	0
2.01.08	Others	90,751	99,106	59,745
2.01.08.01	Payroll	14,774	10,937	7,358
2.01.08.02	Interest Over Company Capital	24,920	34,637	95
2.01.08.03	Management/Employees’ Profit Sharing	32,154	9,441	693
2.01.08.04	Other Obligations	18,903	44,091	51,599
2.02	Noncurrent Liabilities	517,774	695,465	664,432
2.02.01	Loans and Financing	348,209	531,560	466,841
2.02.01.01	Financial Institutions	334,937	528,671	464,019
2.02.01.02	Advance on Export Contracts	13,272	2,889	2,822
2.02.02	Debentures	40,126	53,343	64,580
2.02.03	Provisions	0	0	0
2.02.04	Debts with Associates	0	0	0
2.02.05	Others	129,439	110,562	133,011
2.02.05.01	Taxes and Benefits Obligations	16,554	5,539	3,479
2.02.05.02	REFIS – Tax Recovery Program	0	0	0
2.02.05.03	Deferred Taxes	1,882	2,491	7,502
2.02.05.04	Reserves for Contingencies	111,003	102,532	122,030
2.03	Deferred income	0	0	0
2.04	Minority Interest	0	0	0
2.05	Net equity	970,120	763,187	675,640
2.05.01	Paid-up Capital Stock	490,000	490,000	490,000

06.02 - BALANCE SHEET – LIABILITIES – CONSOLIDATED (IN THOUSANDS OF BRAZILIAN REAIS)

1 - Code	2 - Description	3- 12/31/2004	4- 12/31/2003	5- 12/31/2002
2.05.02	Capital Reserves	0	0	0
2.05.03	Revaluation Reserve	0	0	0
2.05.03.01	Owned Assets	0	0	0
2.05.03.02	Subsidiaries/ Affiliates	0	0	0
2.05.04	Profit Reserves	480,120	273,187	185,640
2.05.04.01	Legal	39,276	24,956	18,523
2.05.04.02	Statutory	0	0	0
2.05.04.03	For Contigencies	0	0	0
2.05.04.04	Profits Realizable	0	0	0
2.05.04.05	Retained Earnings	0	0	0
2.05.04.06	Special for Non-distributed Dividends	0	0	0
2.05.04.07	Other profit Reserves	440,844	248,231	167,117
2.05.04.07.01	Expansion Reserves	357,928	231,806	171,309
2.05.04.07.02	Increase Capital Reserves	85,917	28,635	2,902
2.05.04.07.03	Treasury Shares	(815)	(815)	(815)
2.05.04.07.04	Unrealized Profit	(2,186)	(11,395)	(6,279)
2.05.05	Accumulated Profit/ Losses	0	0	0

07.01 - STATEMENT OF INCOME – CONSOLIDATED (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- 01/01/2004 to 12/31/2004	4- 01/01/2003 to 12/31/2003	5- 01/01/2002 to 12/31/2002
3.01	Gross Income From Sales And/Or Services	5,567,291	4,370,966	3,341,709
3.01.01	Sales In Domestic Market	2,840,057	2,533,101	2,135,761
3.01.02	Exports	2,727,234	1,837,865	1,205,948
3.02	Sales Returns	(684,037)	(545,772)	(424,330)
3.03	Net Income From Sales And/Or Services	4,883,254	3,825,194	2,917,379
3.04	Cost of Goods and/or Services Sold	(3,532,385)	(2,802,321)	(2,103,944)
3.05	Gross Income	1,350,869	1,022,873	813,435
3.06	Operating Income/Expenses	(978,954)	(874,869)	(810,888)
3.06.01	With Sales	(790,818)	(682,573)	(554,449)
3.06.01.01	Variable	(521,813)	(461,311)	(371,661)
3.06.01.02	Fixed	(260,392)	(213,492)	(176,150)
3.06.01.03	Depreciation and Amortization	(8,613)	(7,770)	(6,638)
3.06.02	General and Administrative	(61,768)	(52,964)	(44,773)
3.06.02.01	Administrative	(47,127)	(40,012)	(33,225)
3.06.02.02	Depreciation and Amortization	(6,989)	(6,426)	(6,070)
3.06.02.03	Management Compensation	(7,652)	(6,526)	(5,478)
3.06.03	Financial	(91,786)	(135,398)	(219,207)
3.06.03.01	Financial Income	84,395	17,421	395,638
3.06.03.02	Financial Expenses	(176,181)	(152,819)	(614,845)
3.06.04	Other Operating Income	667	1,028	1,536
3.06.05	Other Operating Expenses	(10,449)	(3,778)	(3,779)
3.06.06	Income on Equity	(24,800)	(1,184)	9,784
3.07	Operating Income	371,915	148,004	2,547
3.08	Non-operating Income	(3,480)	(2,596)	(223)
3.08.01	Income	20,202	13,247	17,598
3.08.02	Expenses	(23,682)	(15,843)	(17,821)
3.09	Income Before Tax And Interests	368,435	145,408	2,324
3.10	Provision for Income Tax and Social Contribution	(36,763)	(18,736)	(18,229)
3.11	Deferred Income Tax	(10,571)	6,309	24,830
3.12	Interests and Statutory	(25,482)	(9,434)	(693)
3.12.01	Interests	(25,482)	(9,434)	(693)
3.12.01.01	Management Participation	(6,422)	(1,930)	0
3.12.01.02	Employees’ Profit Sharing	(19,060)	(7,504)	(693)
3.12.02	Contribution	0	0	0
3.13	Reversion of Interest Over Company Capital	0	0	0
3.14	Minority Interest	0	0	0
3.15	Profit/Loss In Fiscal Year	295,619	123,547	8,232
	Number of Shares - Ex-treasury (units)	44,508,889	44,508,889	44,508,889
	Profit Per Share	6,64180	2.77578	0.18495
	Loss Per Share

08.01 - STATEMENTS OF CHANGES IN FINANCIAL POSITION – CONSOLIDATED (IN THOUSANDS OF BRAZILIAN REAIS)

1-Code	2-Description	3- 01/01/2004 to 12/31/2004	4- 01/01/2003 to 12/31/2003	5- 01/01/2002 to 12/31/2002
4.01	Sources	941,116	683,460	961,258
4.01.01	From Operations	576,741	218,555	563,392
4.01.01.01	Profit/Loss In Fiscal Year	295,619	123,547	8,232
4.01.01.02	Values that don’t represent changes in the Working Capital	281,122	95,008	555,160
4.01.01.02.01	Minority shareholders’ participation	0	0	0
4.01.01.02.02	Depreciation, amortization and exhaustion	105,271	98,667	81,511
4.01.01.02.03	Provision for contingencies	398	(30,586)	(4,976)
4.01.01.02.04	Net Financial charges on long-term items	(3,724)	19,302	87,869
4.01.01.02.05	Transfer of Non-current to Current assets	142,935	39,249	404,747
4.01.01.02.06	Deferred Taxes (IRPJ/CSLL)	11,552	(32,832)	(4,053)
4.01.01.02.07	Long-term taxes	0	0	0
4.01.01.02.08	Equity pick-up	24,800	1,184	(9,784)
4.01.01.02.09	Others	(110)	24	(154)
4.01.02	From Shareholders	0	0	0
4.01.03	From Third parties	364,375	464,905	397,866
4.01.03.01	Long-term loans	335,431	451,403	390,097
4.01.03.02	Disposal of Permanent Assets	16,700	10,224	6,378
4.01.03.03	Others	12,244	3,278	1,391
4.02	Applications	1,055,438	532,420	795,110
4.02.01	Dividends and interest on own capital	88,686	36,000	5,400
4.02.02	Investments	0	4	311
4.02.03	Fixed assets	110,547	74,374	106,523
4.02.04	Deferred	19,359	12,970	12,787
4.02.05	Treasury shares	0	0	0
4.02.06	Transfer from Long-term to current liabilities	525,840	403,699	630,875
4.02.07	Long-term cash investments	295,402	5,195	14,713
4.02.08	Others	15,604	178	24,501
4.03	Increase (Decrease in Working Capital)	(114,322)	151,040	166,148
4.04	Changes in Current Assets	(397,804)	(195,766)	819,297
4.04.01	Current Assets – beggining of year	1,666,586	1,862,352	1,043,055
4.04.02	Current Assets – end of year	1,268,782	1,666,586	1,862,352
4.05	Changes in Current Liabilities	(283,482)	(346,806)	653,149
4.05.01	Current Liabilities – beggining of year	1,320,356	1,667,162	1,014,013
4.05.02	Current Liabilities – end of year	1,036,874	1,320,356	1,667,162

09.01 – REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

1 – TYPE OF OPINION

UNQUALIFIED OPINION

2 – OPINION

INDEPENDENT AUDITORS’ REPORT

To the Management and Shareholders of

Perdigão S.A.

We have audited the accompanying individual balance sheets of Perdigão S.A. (Company) and the consolidated balance sheets of Perdigão S.A. and subsidiaries (Consolidated) as of December 31, 2004 and 2003, prepared in Brazilian currency, and the related individual and consolidated statements of income, shareholders’ equity and changes in financial position for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements.

 We have conducted our audits in accordance with generally accepted auditing standards in Brazil and comprised:  (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company and its subsidiaries;  (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and  (c) an assessment of the accounting practices used and significant estimates made by management, as well as an evaluation of the overall financial statement presentation.

 In our opinion, the financial statements referred to above present fairly, in all material respects, the individual financial position of Perdigão S.A. and the consolidated financial position of Perdigão S.A. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations, the changes in their shareholders’ equity and the changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil..

São Paulo, February 11, 2005

ERNST & YOUNG

Auditores Independentes S.S.

CRC SP015199/O-6

Luiz Carlos Passetti

Accountant CRC-1-SP-144343/O-3-SC-S-SP

10.01 – MANAGEMENT REPORT

PERDIGÃO COMPANIES MANAGEMENT REPORT - 2004

Dear Shareholders,

The year was marked by some important events and commemorations. Coinciding with its seventieth anniversary festivities and ten years of professional management and joint shareholder control, Perdigão reported one of its best growth rates ever. In addition, the Company announced plans for new investments, including the construction of an industrial unit in Mineiros-GO for turkey and Chester® production, thus allowing continued sustained growth, an aspect which has characterized Perdigão’s business over the past decade.

The year’s performance benefited notably from a 15% increase in sales’ volume, principally in the form of exports that posted a growth of 24% driven by demand in the international markets for Brazilian meats. This has allowed the Company to enhance its overseas presence still further. In the domestic market, Perdigão focused on enhancing returns with a concomitant improvement in product mix and control of prices and costs.

We concluded 2004 with record results. Our forecast for 2005 is for a 9% increase in frozen and chilled product sales volume to both the domestic and international markets and reduced pressure on grain costs due to lower world prices and the promising outlook for the upcoming crop.

(The variations mentioned in this report are comparisons between 4Q04 and 4Q03, or 2004 compared with 2003.)

OPERATIONAL AND FINANCIAL HIGHLIGHTS – 2004

•                  Gross sales of R$ 5.6 billion, 27.4% higher;

•                  Growth of 14.9% in sales volume of frozen and chilled products;

•                  Domestic market sales were 12.1% higher with a 6.2% increase in frozen and chilled product volumes;

•                  Exports grew 48.4%, representing 55.8% of Company net sales with frozen and chilled product volumes 23.8% higher;

•                  Sales of higher value-added products rose 14.2% in revenue terms and  8.8% by volume;

•                  Gross profit reached R$ 1.4 billion, 32.1% up due to sales performance, on a gross margin of 27.7%;

•                  EBITDA registered a growth of 54,9%, totaling R$ 593.8 million thanks to the operating sales performance and careful management of costs and expenses, reflected in an EBITDA margin of 12.2%;

•                  Net income was R$ 295.6 million, 139.3% higher, representing a net margin of 6.1%;

•                  Perdigão’s shares posted an average daily trading volume of US$ 2.0 million, reaching excellent returns.

EBITDA

R$ million

HIGHLIGHTS - R$million	4Q 04	4Q 03	% Ch.	2,004.0	2,003.0.	% Ch
Gross Sales	1,577.2	1,258.4	25.3	5,567.3	4,371.0	27.4
Domestic Market	855.9	763.5	12.1	2,840.1	2,533.1	12.1
Exports	721.2	494.9	45.7	2,727.2	1,837.9	48.4
Net Sales	1,365.9	1,090.1	25.3	4,883.3	3,825.2	27.7
Gross Profit	379.2	345.5	9.7	1,350.9	1,022.9	32.1
EBIT	135.6	146.7	(7.6)	498.3	287.3	73.4
Net Income	84.3	72.1	17.0	295.6	123.5	139.3
EBITDA	155.2	171.9	(9.7)	593.8	383.3	54.9
EPS*	1.9	1.6	17.0	6.6	2.8	139.3
Frozen and chilled products (thousand tons)	320.1	271.6	17.9	1,141.3	993.2	14.9

*Earnings per Share (in Reais), excluding the shares in Treasury

SECTORIAL PERFORMANCE

Brazil exported 2.4 million tons of poultry meat in 2004, 26% more than in 2003, and taking the lead in the international trade in this product, ahead of the United States and Europe. Exports of pork meat also posted some surprising results with volumes close to 500,000 tons.

According to USDA data, Brazilian poultry meat production is expected to grow more than 6% in 2005 while exports will do even better at 10%. Pork meat production and exports are expected to increase by 2%.

After pressuring costs throughout 2004, the international prices of the principal corn and soybean inputs are expected to report a decline, a reflection of the bumper American crop and the promising outlook for the next Brazilian crop. On the other hand, live hog prices may increase somewhat given that production may slightly underperform demand.

INVESTMENTS AND PROJECTS

Capital Expenditures amounted to R$ 110.5 million, 59% higher than 2003 and included the expansion of capacity at the Rio Verde unit, increased turkey slaughtering capacity at Carambeí-PR, the new production lines, including special cuts for the external market, and projects for upgrading logistics and adapting infrastructure to changing requirements. Final quarter capex amounted to R$ 50.9 million, 215.5% higher than 4Q03. In the light of strong cash generation, the Company decided to anticipate investments such as the Mineiros Project, acquiring an area for reforestation, and for outsourced poultry outgrowers. In addition, Perdigão has invested  in the Distribution Centers at Videira-SC and at  Marau-RS where hatchery capacity is also being upgraded.

On August 19 2004, Perdigão announced the construction of a new industrial unit at Mineiros-GO for the slaughter and processing of poultry (turkey and chester®). This project will entail fixed investments of R$ 165 million between 2005 and 2007 and a working capital requirement of R$ 75 million. Installed processing capacity is planned to reach 81,000 tons/year in December 2008.

All the projects for assuring sustained growth, reduction in costs and expenses as well as a return on investment are at an advanced stage of implementation. Among these are the following projects: MVP – More Value Perdigão; Technological Development of Industrial Processes; ATP – Perdigão Total Service, CSP – Shared Services Center and the Financial Management Project.

The Company is forecasting capital expenditures of about R$ 150 million in 2005. This will be largely for the expansion of the Rio Verde-GO unit as well as initial work on the construction of the new Mineiros-GO plant, logistics projects, infrastructure and optimization of production lines at the units located in the states of Santa Catarina, Rio Grande do Sul and Paraná.

OPERATING PERFORMANCE

Production

Annual production of meats was 1.1 million tons, an increase of 12.8% compared with 2003. This was driven by sales to the external market, which recorded fourth quarter growth of 12.6%. Other processed products grew by 20.1% during the year and 28.3% in the quarter.

Production	4Q 04	4Q 03	% Ch.	2004	2003	% Ch.
Poultry Slaughter (million heads)	123.7	119.6	3.4	487.1	445.0	9.5
Hog Slaughter (thousand heads)	807.8	686.3	17.7	3,180.1	2,750.2	15.6
Poultry Meats (thousand tons)	171.7	154.2	11.3	654.3	581.0	12.6
Pork/Beef Meats (thousand tons)	123.0	107.5	14.4	461.4	408.0	13.1
Total Meats (thousand tons)	294.7	261.8	12.6	1,115.7	989.0	12.8
Other Processed Products (thousand tons)	5.3	4.1	28.3	19.8	16.5	20.1
Feed and Premix (thousand tons)	738.6	702.6	5.1	2,908.0	2,751.7	5.7
One-day Chicks (million units)	130.5	119.7	9.0	511.1	462.5	10.5
Soybean Crushing (thousand tons)	128.7	136.9	(6.0)	554.3	520.4	6.5
Degummed Oil (thousand tons)	23.0	24.2	(5.0)	99.1	93.9	5.5
Refined Oil (thousand tons)	14.5	16.8	(13.4)	65.8	66.3	(0.8)

Domestic market

The Company adopted a domestic market posture of improving product portfolio, price and cost controls, prioritizing improved returns and upgrading distribution channels, the focus being on the institutional and retail markets.

Thanks to these policies, Perdigão’s domestic sales amounted to R$ 2.8 billion, 12.1% higher. Frozen and chilled products increased by 6.2% to 532.2 tons - in line with the Company’s forecasts. In the fourth quarter, gross sales climbed 12.1% with a year on year rise of 5.8% in the volumes of frozen and chilled items.

Elaborated/processed products increased by 7.6% in volume and 14% in sales for the year and 5.8% and 15.1%, respectively in the quarter. New product launches also contributed to this performance notably: new flavors for pies, pizzas, flakey pastries, oven-cooked pastries, specialty meats– bologna sausage and smoked turkey breast, as well as the Chicken Pop Corn and Franget’s products.

	Tons (thousand)			Sales (R$million)
Domestic Market	4Q 04	4Q 03	% Ch.	4Q 04	4Q 03	% Ch.
In-Natura	11.7	11.0	6.3	48.0	41.1	17.0
Poultry	9.2	8.1	13.9	38.4	32.1	19.8
Pork/Beef	2.5	2.9	(14.7)	9.6	9.0	7.0
Elaborated/Processed (meats)	135.4	128.5	5.4	681.1	594.4	14.6
Other Processed	5.8	5.0	15.9	45.2	36.7	23.1
Total Frozen and Chilled	152.9	144.6	5.8	774.3	672.2	15.2
Soybean Products	33.2	39.2	(15.2)	47.6	59.6	(20.2)
Others	—	—	—	34.1	31.7	7.6
Total	186.2	183.8	1.3	855.9	763.5	12.1
Total Elaborated/Processed	141.3	133.6	5.8	726.3	631.1	15.1

	2004	2003	% Ch.	2004	2003	% Ch.
In-Natura	46.2	49.4	(6.5)	180.7	172.9	4.5
Poultry	34.5	36.7	(5.9)	135.3	134.6	0.5
Pork/Beef	11.6	12.6	(8.2)	45.4	38.3	18.3
Elaborated/Processed (meats)	463.4	431.7	7.3	2,127.9	1,870.4	13.8
Other Processed	22.7	20.3	12.0	171.7	146.4	17.3
Total Frozen and Chilled	532.2	501.3	6.2	2,480.2	2,189.7	13.3
Soybean Products	146.6	145.2	1.0	235.0	216.6	8.5
Others	—	—	—	124.8	126.8	(1.6)
Total	678.9	646.5	5.0	2,840.1	2,533.1	12.1
Total Elaborated/Processed	486.1	452.0	7.6	2,299.6	2,016.8	14.0

Overall average prices during the year were 7.5% higher and 10.1% in the final quarter, thanks to the improvement in the average prices of in-natura pork meat, a reflection of tighter supply and the increased share of higher value-added products. Average costs grew 0.6% during the year and by 7.3% in the quarter.

As part of its seventieth anniversary commemorations, Perdigão developed a special advertising campaign to further consolidate brand penetration, as well as conducting other campaigns on the occasion of traditional holiday periods and to enhance its product range profile.  The institutional market accounted for a 8.6% share of sales thanks to the strategy established for the food service area.

Distribution Channels

In volumes

The following graph shows the Company’s market share. With the growth of 60 basis points in its share of specialty meats market, Perdigão is now the leader in this segment. The Company held onto its market share in the frozen meats segment. Among ready-to-eat  pastas reported a gain of 360 basis points and frozen pizzas also improved its market grip by an additional 210 basis points.

Market share (%)

Source: Nielsen

The Company is estimating a growth in frozen and chilled products of 9% in 2005, based on the recovery in domestic market growth.

Exports

The effective strategy and competence in supplying its overseas clients, exporting its products to over 100 countries, made Perdigão´s export performance a success,  and the Company benefited from the increased demand for Brazilian meat products in the international market as well as the better prices and volumes  because of the avian influenza epidemic that afflicted major producing areas.

Overseas sales during the year were R$ 2.7 billion, an increase of 48.4% and equivalent to 55.8% of net sales. The volume of frozen and chilled products grew 23.8%, reflecting an excellent performance and surpassing the Company’s forecasts. In the fourth quarter 2004, exports reached R$ 721.2 million, an increase of 45.7%, representing 52.8% of net sales with sales volumes of frozen and chilled products up 31.6%.

Exports	Tons (thousand)			Sales (R$ million)
	4Q 04	4Q 03	% Ch.	4Q 04	4Q 03	% Ch.
In-Natura	141.4	114.8	23.2	565.0	402.2	40.5
Poultry	117.0	98.5	18.8	429.1	332.6	29.0
Pork	24.4	16.3	49.6	135.9	69.6	95.4
Elaborated/Processed (meats)	25.6	12.2	110.7	153.5	92.3	66.3
Total Frozen and Chilled	167.2	127.0	31.6	719.5	494.7	45.4
Total	167.3	127.2	31.6	721.2	494.9	45.7
Total Elaborated/Processed	25.8	12.2	111.2	154.5	92.6	66.9

	2004	2003	% Ch.	2004	2003	% Ch.
In-Natura	532.6	426.8	24.8	2,180.1	1,363.3	59.9
Poultry	441.2	362.4	21.7	1,723.3	1,122.1	53.6
Pork	91.4	64.4	41.9	456.8	241.2	89.4
Elaborated/Processed (meats)	76.0	64.9	17.1	540.3	471.5	14.6
Total Frozen and Chilled	609.1	491.8	23.8	2,723.5	1,835.6	48.4
Total	609.5	493.0	23.6	2,727.2	1,837.9	48.4
Total Elaborated/Processed	76.4	65.0	17.6	543.4	472.3	15.1

Sales of higher value-added products jumped by 17.6% in volume and 15.1% in revenues during the year, and in the quarter by 111.2% and 66.9% respectively. Main export markets were Europe, some areas in the Far East, the Middle East, Eurasia and the Americas. Growth in sales was less buoyant because of the surplus of imports of cooked products from Thailand in the European market and the inclusion of more specialty meats products with a lower unit price in this sales mix.

Perdigão’s leading markets experienced the following performance during the year:  Europe – sales growth of 26.4% and 6.8% by volume in spite of weaker demand in this market; Far East - a 76.7% increase in sales and 23.6% in volume. The prime market in this region was Japan where demand jumped 149%, notably in the first half when prices were inflated by the avian influenza outbreak; Middle East – 32.8% and 39.8% up respectively, in sales and volumes.  The remaining markets such as Eurasia and Africa rose 73.8% and 99.9% in sales respectively in spite of Russian trade barriers and import quotas.

Processed pork products continued to register significant growth in the Eurasian, Hong Kong and Singapore markets. Sales of these products increased 42% by volume and 89.4% in revenues during the year and 49.6% and 95.4% in volume and revenues, respectively in the quarter.

Exports by Region

% net sales

Avian influenza continues to affect Asia, making it difficult for the region’s  producers to reenter the in-natura meat market. However, as already mentioned, prices fell in the second half compared to the first due to a reduction in demand, specially in Europe. In addition, the average appreciation of the Real against the dollar of 4.7% for the year and 6.5% in 4Q04 in relation to 3Q04, reduced export revenues in local currency terms.

Average prices rose approximately 20.8% during the year driven by the increase in prices occurred in the first half. Average costs were 13.2% higher. In dollar terms, average prices were 25% higher. In the 4Q04 compared to 4Q03, average prices rose 11,7% compared to an increase of 16,8% in average costs, the result of the appreciation in the Real which had a direct impact on export revenues without generating benefits on production costs, in the same period, due to the productive cicle. The rise in prices of live hogs because of the adjusted supply also pressed margins.

Perdigão estimates a 9% growth in export volumes of frozen and chilled products in 2005 should there be no changes in the current overseas market environment.

ECONOMIC AND FINANCIAL PERFORMANCE

Net Sales

Net sales reached R$ 4.9 billion, 27.7% higher and reflecting the Company’s excellent export market performance and the improved product mix in the domestic market. In the fourth quarter, net sales grew 25.3% to R$ 1.4 billion, because of the good turnover in traditional year-end holiday products.

Composition of Net Sales (%)

DS – Domestic Sales                                                                                                                              E– Exports

Elaborated/processed products grew 14.2% in sales and 8.8% in volume during the year. However, their relative  share of the Company’s net sales has declined 52.9% to 46.3% due to the  increase of in-natura exports.

Sales return reported a higher increase than net sales because of higher PIS/COFINS charges.

Cost of Sales

The cost of sales registered an increase of 26.1% for the year and 32.5% in the fourth quarter. During the year, raw materials were the main source of cost pressures: grains, industrial meats and labor, including a significant increase in live hog prices. Packaging costs were 11% higher while payroll increased due to collective wage agreements, an increase in the labor force hired to meet stronger overseas demand, as well as taxes and public tariffs that impacted costs.

Gross Margin

Gross margin was 27.7% against 26.7% in 2003, boosted by excellent sales performance, despite the loss of effective export revenues on account of the local currency appreciation against the dollar combined with cost pressures. In the fourth quarter, the gross margin was 27.8% against 31.7%.

Annual gross profit amounted to R$ 1.4 billion, 32.1% up compared with 2003 while the fourth quarter figure was R$ 379.2 million, 9.7% higher.

Operating Expenses

Operating expenses fell 170 basis points to 17.5% of net sales for the year. Fourth quarter operating expenses as a percentage of net sales were 17.8% against 18.2% for the previous year. This improvement was made possible through the Optimization of Logistics’ Processes and despite the investments in marketing campaigns, the international structure as well as increases in electricity utility, freight and port service charges.

Operating Income

Operating income before financial expenses amounted to R$ 498.3 million, an increase of 73.4% with a margin of 10.2% against 7.5% for the preceding year, these results reflecting the excellent performance in sales, volumes and product mix. Fourth quarter operating income posted a decline of 7.6% due to an increase in costs and expenses and average export prices in dollars compared with the fourth quarter 2003 as well as the appreciation in the Real against the dollar.

EBITDA amounted to R$ 593.8 million, 54.9% higher and translating into an EBITDA margin of 12,2%. In the fourth quarter, there was a decline of 9.7%, to R$ 155.2 million, an EBITDA margin of 11.4%.

Financial Results

Good cash generation during the year and steps taken to cut working capital requirements were instrumental in achieving a 34.1% reduction in net accounting debt, which totaled R$ 489.1 million on December 31 2004 – this despite the need to fund investments and the increased costs in some raw materials.

Debt			On Dec. 31, 2004	On Dec. 31, 2003
R$ million	Short Term	Long Term	Total	Total	% Ch.
Local Currency	272.2	170.2	442.4	568.6	(22.2)
Foreign Currency	235.6	218.2	453.8	827.9	(45.2)
Gross Debt	507.9	388.3	896.2	1,396.5	(35.8)
Cash Investments
Local Currency	176.1	—	176.1	510.2	(65.5)
Foreign Currency	97.0	134.0	231.0	144.1	60.3
Total	273.1	134.0	407.1	654.2	(37.8)
Net Accounting Debt	234.8	254.3	489.1	742.2	(34.1)
Exchange Rate Exposure - US$million			14.4	(11.8)	—

There were also changes in the debt profile with a reduction in the level of advances on exports and consequently, cash investments.

Compared to the 2003, net financial expenses plus equity pick-up recorded a decline of 14.6%, and in relation to the fourth quarter, a reduction of 70.5%. This decline could have been even more significant had it not been for the appreciation in the local currency in relation to the dollar, which generated an  expense in the  overseas subsidiaries’ assets.

Net Income and Net Margin

Net income reached R$ 295.6 million, an all time record and corresponding to a growth of 139.3% and a net margin of 6.1% against 3.2%, a reflection of the Company’s dynamism, ongoing investment program and export opportunities. Fourth quarter net income increased 17%, amounting to R$ 84.3 million and representing a net margin of 6.2%.

SHAREHOLDERS’ EQUITY

Shareholders’ equity totaled 970.1 million, 27.1% higher than in the preceding year with a return on equity of 38.7%.

On June 18 2004, the Board of Directors approved the distribution of Interest on Equity Capital amounting to R$ 50 million, which was paid out on August 31 2004. On December 17 2004, the Board of Directors approved a further distribution of Interest on Equity Capital in the amount of R$ 26 million. On February 10 2005, the Board announced a dividend payment of R$ 12.7 million and both payments are to be effected on February 28 2005. Total shareholder remuneration amounted to R$ 88.7 million, corresponding to a gross payout of R$ 1.99253587 per share.

The Company has R$ 169 million in recoverable and deferred taxes that have been accumulated in its normal course of business. This amount will be offset against future taxes and contributions payable.

INTANGIBLE ASSETS

The Perdigão brand name is considered to be one of Brazil’s most valuable and is among the Company’s most treasured assets. Equally as important to the Company in enabling it to improve results and create value for stakeholders are other distinguishing qualities, such as: human capital; management tools and policies; technological and environmental methods; as well as competence and innovation.

STOCK MARKET

The Company registered an excellent stock exchange performance much above the benchmark indices for the Brazilian and the New York Stock Exchange. Thanks to its average daily financial volume of US$ 2.0 million, Perdigão’s preferred shares have now become a component of the Bovespa’s IBrX50 – which is made up of the São Paulo Stock Exchange’s most liquid stocks.

The Company’s shares posted an appreciation of 132% for the year, and increased 25.1% during the fourth quarter. The volume of shares traded increased by 34% over the year and 15.9% in the fourth quarter.

In 2004, Perdigão recorded the best return of all Brazilian ADRs negotiated on the New York Stock Exchange with an appreciation of 154.8% and a trading volume of 150% higher than in 2003. In the fourth quarter, the ADRs appreciated 38.5% with volume  55.1% up.

PRGA4	4Q 04	4Q 03	2004	2003
Share Price* - R$	57.30	24.70	57.30	24.70
Traded Shares (volume)	10.2 million	8.8 million	33.6 million	25.0 million
Performance	25.1%	44.8%	132.0%	102.5%
BOVESPA Index	12.7%	38.9%	17.8%	97.3%
IGC (Brazil Corp. Gov. Index)	22.1%	35.7%	37.9%	79.7%

PDA	4Q 04	4Q 03	2004	2003
Share Price* - US$44.20	17.35	44.20	17.35
Traded ADRs (volume)	653.4 thousand	421.2	2.5 million	1.0 million
Performance	38.5%	47.7%	154.8%	147.9%
Dow Jones Index	7.0%	12.7%	3.1%	25.3%

*Closing Price

Share Performance	ADR Performance

SOCIAL BALANCE

The Company created 3,455 new jobs during 2004, ending the year with a workforce of 31,406, a growth of 12.4%. The additional employees were allocated to the new industrial units to meet expanding export demand. Productivity and net sales per employee rose 0.6% and 13.6%, respectively.

During the year, the Company invested  R$ 70.9 million in fringe benefits and social programs, 24.7% more than in 2003. Environmental investments were 69.8% higher at R$ 6.9 million.

Main Indicators	12.31.2004	12.31.2003	% Ch.
Number of Employees	31.406	27.951	12,4
Net Sales per Employee/year - in R$thousands	155,5	136,9	13,6
Productivity per Employee (tons/year)	36,3	36,1	0,6

Perdigão was ranked among the ten model companies in social responsibility in Exame magazine’s 2004 Good Corporate Citizen Guide in recognition of the Company’s social initiatives. These include programs involving education, health care,  the social inclusion of drug addicts and the handicapped, environmental protection, cultural democratization and the improvement of the social infrastructure in regions where the Company operates. In addition, Perdigão’s ranking in the Exame Guide reflects its policy of fostering the volunteer work of its employees.

Accumulated added value was R$ 1.6 billion, 45.1% more than for the previous year. Tax payments were up by 43.9% due to an increase in tax rates, notably PIS/COFINS charges.

Distribution of Added Value

CORPORATE GOVERNANCE

Exame magazine’s Good Corporate Citizen Guide gave the maximum score to Perdigão in its evaluation of company transparency.

The amount paid to Ernst & Young for planning and advisory services on international tax matters amounted to R$1.3 million for the year, corresponding to approximately 2.7 times the external audit fees.

With the support of KPMG, Perdigão is implementing internal controls in compliance with the Sarbanes Oxley Act as part of the process of further improvement in good corporate governance. At the next Ordinary/ Extraordinary General Meeting, the Company is to propose the appropriate changes to its bylaws.

AWARDS

During the period, the Company received several awards in recognition of its products and activities as a supplier. It was the highlight of Marketing 2004 with the advertising campaign “Our biggest secret is you. For 70 years”, awarded by the Brazilian Marketing and Business Association – ABMN. Exame magazine, Ethos Institute and GIFE included Perdigão among the ten best companies in the Corporate Citizen Model award. The Company also received other awards for its environmental and social activities and for the second consecutive year, ABRASCA – Brazilian Association of Listed Companies classified Perdigão’s annual report as among the best in the market.

OUTLOOK

We are proud to be concluding a decade of good results with the creation of value and growth and the production of innovative products of the highest quality and variety to our customers. This period was also marked by the professionalizing of the Company and the joint shareholder control. We can look back at a decade of various achievements and recognition, with much work and dedication on the part of all.

Commitment and competence were fundamental in achieving our objectives. However, our activities have gone far beyond meeting our goals by incorporating and making our corporate governance a model for the market as well as upgrading our social and environmental responsibility, thus bringing considerable changes including the quality of life in the regions where the Company is present.

Perdigão is structured to continue its growth in line with both its business plan and also the macroeconomic and sector-wide scenario involving both the internal and external corporate environment. In 2005, management is forecasting:

•                  An increase of about 9% in frozen and chilled products and a similar growth for both the domestic and external markets;

•                  Capital expenditures of approximately R$ 150 million.

We wish to thank all our stakeholders for their trust and support during this period. Today, our commitment has become even greater, given our responsibility for the growth of one of the world’s largest meat processors with sales to more than one hundred countries. Here we should place on record the Company’s principal competitive advantages: focus on the business and results, products that satisfy consumer needs, the strengthening of the brand and intangible assets, and managing the risks of the business, thus ensuring its sustainability.

São Paulo, February 2005.

Eggon João da Silva	Nildemar Secches
Chairman	Chief Executive Officer

All statements contained herein with regard to the Company’s business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company’s future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

11.01 – EXPLANATORY NOTES

PERDIGÃO S.A. AND SUBSIDIARIES

EXPLANATORY NOTES TO THE FINANCIAL STATEMENTS

As of December 31, 2004 and 2003

(In thousands of Reais)

1.                                     BUSINESS CONTEXT

Perdigão S.A., (the Company), is a Holding company and in the operating context of the Perdigão companies its main activities are the raising, production and slaughtering of poultry (chicken, Chester®, turkeys and other) and pork, and the processing and/or sale of frozen products, pasta, vegetables, and soybean derivatives.

Crossban Holdings GmbH with headquarters in Austria is the Holding Company of the following companies abroad: Perdigão International Ltd., Perdix International Foods Comércio Internacional Lda and Perdigão Ásia Pte Ltd. It is responsible for the investments abroad.

Companies Perdigão Agroindustrial S.A. and Perdigão Export Ltd. are directly controlled in full and companies Perdigão UK Ltd., Perdigão Holland B.V., Crossban Holdings GmbH., and PRGA Participações Ltda. are indirectly controlled in full by Perdigão S.A.

The companies PDA Distribuidora de Alimentos Ltda, Highline International Ltd., Perdigão Trading S.A. and BFF International Ltd. are also directly controlled in full and are currently non-operative.

In the General Ordinary and Extraordinary Meeting dated April 6, 2004, company PDA Participações Ltda. with Shareholders´ Equity of R$58.957, was incorporated by its parent company Perdigão Agroindustrial S.A., with no changes in capital stock and number of shares.

As from April 8, 2004, BFF Trading S.A. and as from July 1st , 2004, Perdigão Overseas S.A., have changed their company names to Perdigão Trading S.A. and Perdigão International Ltd., respectively.

2.                                     BASIS FOR PREPARATION AND PRESENTATION OF FINANCIAL STATEMENTS

The financial statements were prepared adopting the same practices as for the previous fiscal year, and are in accordance with the Brazilian Corporate Law and the complementary provisions of the CVM – Comissão de Valores Mobiliários (Brazilian Securities Commission).

3.                                     SUMMARY MAIN ACCOUNTING PRACTICES

a)                                     Cash Investments: Stated at cost plus income earned up to the balance sheet date, with original maturity dates up to twelve months, not in excess of market value (Note 4).

b)                                    Trade Accounts Receivable: stated net of provision for doubtful accounts, this was constituted based on the analysis of outstanding credits, taking into consideration their realization risks, and are in amount considered sufficient by the Company management to cover possible losses on receivables (Note 5).

c)                                     Accounts- Payable and Receivable: assets and liabilities in foreign currency are converted to Reais based on the exchange rate used on the closing date of the balance sheets. Assets and Liabilities are presented in Reais and adjusted based on their respective contractual indexes, and are totally reflected in the results.

d)                                    Inventories: stated at average acquisition or formation costs, not exceeding replacement cost or realizable value (Note 6).

e)                                     Taxes and contributions on income: accounted based on taxable income, in accordance with legislation and tax rates in effect at the place of each company’ headquarters.  Deferred income tax and social contribution were recorded in current or noncurrent assets and noncurrent liabilities as a result of the temporary differences considered when calculating these taxes, as well as on tax losses and negative social contribution base  (Note 8).

f)                                       Investments in subsidiaries: are stated by the equity method and other investments are stated at acquisition cost, reduced to market value, when applicable (Note 9). The financial statements of subsidiaries located abroad were translated into Brazilian reais based on the exchange rate in effect at the closing date of the balance sheet accounts and on the monthly average exchange rate for income statement accounts, applying or adjusting them to the same accounting principles of the parent company.

g)                                    Plant, Property and Equipment: stated at acquisition, formation or construction cost. Depreciations are calculated by the straight-line method, based on the rates mentioned in Note  10 and depletion is stated based on utilization, being charged to production costs or directly to operating results. Interest incurred in new investments on PP&E, when applicable, were allocated to the costs of construction in progress.

h)                                    Deferred charges: Stated at acquisition or formation costs and amortizations are charged to production costs or directly to operating results for the year, based on the rates shown in Note 11.

i)                                        Provision for contingencies: this was calculated based on the analysis of the contingencies, taking into account risks and estimates, and are considered adequate by the Management and the Company’s legal counsel to cover any losses (Note 13).

j)                                        Recognition of Income: in the domestic market income is recognized at the time when the products are delivered, and for export sales recognition is on the date of shipment or when ownership title is transferred to customers after their acceptance of the goods.

k)                                     Profit sharing of management and employees: the Management and employees are entitled to sharing in profits or results; this amount is charged to results (Note 20).

l)                                        Use of estimates: the Company uses estimates in relation to the registration of some assets, liabilities and transactions. Actual results in the future may differ from the estimates included in the financial statements.

m)                                  Consolidation: this includes total assets, liabilities and income and excludes the balances of intercompany assets and liabilities, revenues and expenses, the unrealized income as well as investments in subsidiaries.

n)                                    Recognition of Results: Income and expenses are recognized on the accrual basis.

4.                                     SHORT AND LONG-TERM CASH INVESTMENTS - CONSOLIDATED

	Average annual interest (%).	2004	Earnings per year (%)		2003
Local currency
Cash	—	11,743	—		9,337
Fixed income funds	17.35%	129,951	17.71%		297,441
Bank Deposit Certificates-CDB	17.46%	34,367	15.93%		203,395
		176,061			510,173
Foreign Currency
Cash	—	606	—		1,618
Overnight investments	1.74%+ev	21,043	0.45	%+ev	75,090
Securities abroad	10.10%+ev	135,455	11.80	%+ev	12,478
National Treasury Notes - NTN-D	—	—	12.08	%+ev	32,424
Other	2.17%+ev	73,913	1.22	%+ev	22,465
		231,017			144,075
		407,078			654,248

Short-Term		273,068			648,520
Long-Term		134,010			5,728

The Company keeps investments in foreign currency to reduce devaluation risk related to debts denominated in other currencies that totaled R$453,809 as of December 31, 2004 (R$827,897 as of December 31, 2003) (See also Notes 12 and 15). Maturity dates of these investments vary from March 2005 to May 2014, although they have immediate liquidity. The Company intends to keep these investments up to their maturity dates.

5.                                     TRADE ACCOUNTS - CONSOLIDATED

	2004	2003
Short-Term	528,400	511,128
Advance on Bills of Exchange - ACE	(198,946)	(263,535)
Credit Rights Investment Fund - (FIDC)	(81,890)	(82,206)
Provision for doubtful accounts	(2,890)	(12,377)
	244,674	153,010

Long-Term	22,166	16,928
Provision for doubtful accounts	(11,727)	(8,069)
	10,439	8,859

On September 2003, the Perdigão Credit Rights Investment Fund (Fundo de Investimento em Direitos Creditórios-FIDC) was constituted, with the participation of Rabobank International Brasil S.A. The fund corresponds to securitization, through contracts for the assignment of credit rights generated by sales of Perdigão Agroindustrial S.A. in the domestic market. The fund equity amounts to R$101,327, of which R$76,362 refer to senior quotas and R$24,965 are subordinated quotas that were subscribed by the issuer. Expected portfolio yield is 95% of the average CDI rate (Interbank Deposit Rate), with term of three years and total amortization at the end of the period, which may be extended for an additional period of three years.

6.                                     INVENTORIES - CONSOLIDATED

	2004	2003
Finished products	185,639	267,333
Products in process	22,128	28,128
Raw materials	37,449	55,296
Secondary and packaging materials	82,365	73,402
Livestock (poultry, turkeys and pork)	243,537	239,482
Advances to suppliers and imports in transit	9,462	17,212
	580,580	680,853

7.                                     RECOVERABLE TAXES

	Company		Consolidated
	2004	2003	2004	2003
State VAT (ICMS tax)	—	—	26,782	31,209
Income Tax	11,993	4,946	48,293	21,344
PIS/COFINS (Federal Taxes to Fund Social Programs)	—	—	34,726	63,767
IPI (Federal VAT)	—	—	6,242	6,250
Other	—	1	2,401	116
	11,993	4,947	118,444	122,686

Short-Term	11,993	4,947	90,781	92,725
Long-Term	—	—	27,663	29,961

ICMS – Tax on the Circulation of Goods and Services (State VAT): due to its exporting activities, the Company accumulates tax credits which are offset with tax debts generated by the sales in the domestic market, or transferred to third parties;

Income Tax: corresponds to withholding tax on cash investments and on interest on shareholder’s equity by the Parent Company which are compensated with IRPJ (Corporate Income Tax) and other federal taxes;

PIS/COFINS: credits mainly related to the non-cumulative calculation of the PIS, in force since December, 2002 and COFINS, as from February 2004, which are compensated with other federal taxes.

8.                                     INCOME TAX AND SOCIAL CONTRIBUTION

	Company		Consolidated
	2004	2003	2004	2003
Profit before Income Tax, social contribution and profit-sharing	286,417	132,906	368,435	145,408
Rate – (%)	34.0	34.0	34.0	34.0
Expenses at normal rates	(97,382)	(45,188)	(125,268)	(49,439)
Adjustment of taxes and contributions on:
Statutory Sharing	—	—	7,058	2,725
Interest on shareholders’ equity	637	—	25,842	12,240
Equity pick-up	96,816	44,340	(8,432)	(402)
Difference of tax rates on foreign earnings	—	(3,346)	53,811	23,854
Other Adjustments	(78)	(49)	(345)	(1,405)
Effective Expenses	(7)	(4,243)	(47,334)	(12,427)

Current	(13)	(939)	(36,763)	(18,736)
Deferred	6	(3,304)	(10,571)	6,309

Equity pickup in Crossban Holdings GmbH and other companies abroad, are subject to taxation in their respective countries; adequate provision has been made.

Deferred Income tax and social contribution are as follows:

	Company		Consolidated
	2004	2003	2004	2003
Tax losses	—	—	11,020	21,794
Negative Calculation bases	9	—	7,853	10,620
Provision for contingencies	10	37	14,106	15,207
Other temporary differences	228	204	17,604	14,142
Realizable revaluation reserve	—	—	(402)	(487)
Accelerated depreciation, with incentives	—	—	(1,480)	(2,004)
	247	241	48,701	59,272

Current Asset	9	—	18,873	20,209
Noncurrent Assets	238	241	31,710	41,554
Long-Term Liabilities	—	—	1,882	2,491

The Company Management, based on studies made, expects that deferred tax assets, constituted on tax losses and negative basis of social contribution, may be fully realized next year.

Tax credits constituted on the provisions for contingencies will be realized as the lawsuits  are finally adjudged and, consequently, there are no estimates for realization; thus, they are classified as long-term.

9.                                     INVESTMENT IN SUBSIDIARIES

	Perdigão Agroindustrial S.A.	Perdigão Export Ltd.	Total
			2004	2003
Paid-in capital	496,116	27	—	—
Shareholders’ equity	961,579	—	—	—
Income for the year	283,551	—	—	—
Equity Method investments	961,579	—	961,579	769,588
Investment before equity method	769,588	—	769,588	675,176
Dividends and interest on shareholders’ equity	(92,763)	—	(92,763)	(36,000)
Equity pick-up (Investment in Subsidiaries)	283,551	—	283,551	129,134
Donations, subventions and tax incentives	1,203	—	1,203	1,278
Exchange gain (loss) on indirect investments abroad	—	—	(26,003)	(2,462)

10.                              PROPERTY, PLANT AND EQUIPMENT – CONSOLIDATED

	Annual depreciation rates (%)	Cost Value		Residual Value
		2004	2003	2004	2003
Buildings and betterments	4 to 10	538,157	522,517	391,859	393,474
Machinery and equipment	10 to 20	625,411	583,885	342,712	350,828
Electric and hydraulic installations	10	58,328	50,489	39,171	37,089
Forests and reforestations	Depletion	21,090	17,550	16,890	14,291
Other	10 to 20	22,782	20,746	12,481	11,482
Land		87,035	84,149	87,035	84,149
Construction in Progress		14,396	22,305	14,396	22,305
Prepayments to suppliers		13,935	1,356	13,935	1,356
		1,381,134	1,302,997	918,479	914,974

In 2003, the Company capitalized the amount of R$5,117 related to interest on financing of construction in progress. Interest is being capitalized up to the time of transfer of construction in progress to fixed assets in use, as from which date depreciation is computed at normal depreciation rates. There was no capitalization of interest in 2004.

Forecasted investments in the capital expenditure budget for 2005, shown below, will be made with own resources and those obtained from financial institutions.

New projects for the current industrial plants and commercial area	46,200
New industrial complex in Mineiros-GO (Araguaia Project)	34,000
Automation, production and improvement projects for the industrial plants, commercial and administrative areas	69,800
150,000

11.                              DEFERRED CHARGES -  CONSOLIDATED

	Annual amortization rate (%)	Cost Value		Residual Value
		2004	2003	2004	2003
Preoperating expenses at the RioVerde Plant (Goiás)	10	59,354	59,354	43,485	49,418
Implementation of integrated management systems	20	14,686	24,547	8,071	5,370
Projects for improvement of administrative processes	—	12,330	206	12,330	206
Premium on equity acquisition	20	18,888	18,888	4,280	8,058
Other	Various	11,190	10,019	8,303	9,098
		116,448	113,014	76,469	72,150

The realization of the premium on the acquisition of Frigorífico Batávia S.A., merged into subsidiary Perdigão Agroindustrial S.A. on March 26, 2001, is based on the expectation of future profitability, estimated over a 5-year period.

12.                              LOANS, FINANCING AND DEBENTURES - CONSOLIDATED

Funding Line	Annual Charges (%)	2004	Annual Charges (%)	2003
Short-Term
Local currency
Production (EGF)	8.75%	86,278	8.75%	142,111
Working capital	—	—	4.00% + TJLP	14,590
		86,278		156,701
Foreign Currency
Net swap balance	% CDI vs ev (US$ and other currencies)	29,258	%CDI vs ev (US$ and other currencies)	82,955
Working Capital	3.47% + ev (US$)	26,549	3.74% + ev (US$)	29,375
Export Advance Contracts (ACC)	2.90% + ev (US$)	16,884	2.68% + ev (US$)	227,397
		72,691		339,727
Sub-total		158,969		496,428
Long-Term Installments		348.909		315.158
Total Short-Term		507.878		811.586

Funding Line	Annual Charges (%)	2004	Annual Charges (%)	2003

Long-Term
Local currency
Working Capital	4.05% + TJLP	195,238	4.22% + TJLP	192,873
PP&E	2.08% + TJLP	105,313	2.55% + TJLP	150,698
Debentures	6.00% + TJLP	55,575	6.00% + TJLP	68,320
		356,126		411,891
Foreign Currency
Working Capital	4.69% + ev (US$ and other currencies)	144,773	7.04% + ev (US$ and other currencies)	42,890
Export Prepayment	6.30% + ev (US$)	208,979	5.04% + ev (US$)	357,562
Export Advance Contract (ACC)	3.11% + ev (US$)	18,700	6.09% + ev (US$)	73,909
PP&E	11.00% + ev (US$ and other currencies)	8,666	10,29% + ev (US$ and other currencies)	13,809
		381,118		488,170
Sub-total		737,244		900,061
Short-Term Installments		(348,909)		(315,158)
Total Long-Term		388,335		584,903

Long-Term debt installments have the following maturity dates:

Years	2004
2006	207,295
2007	98,802
2008	13,455
2009	12,594
2010 to 2043	56,189
388,335

As of December 31, 2004 and 2003, average weighted rates of interest for Short-Term financing are 6.91% and 5,10%, respectively.

Loans in the amount of R$129,240 (R$182,770 as of December 31, 2003) are guaranteed by chattel mortgage, mortgage and pledge of assets, and the remaining by suretyships offered by Perdigão S.A..

Perdigão Agroindustrial S.A. and its subsidiaries have loans granted by a group of banks for future exports. Customers abroad pay the invoices directly to these banks. These loan agreements have grace periods of 12 to 18 months and their maturity dates are from January of 2005 to December 2007.

Subsidiary Perdigão Agroindustrial S.A has a loan agreement with International Finance Corporation – IFC, with final maturity on July 15, 2005, for the current amount of R$11,872 (R$25,755 as of December 31, 2003). As of December 31, 2004, the Company was in full performance of all contractual clauses related to the following financial indices: i) current liquidity rate: 1.2; ii) long-term loans ratio to shareholders’ equity not higher than 60:40, and iii) coverage rate for debt service not less than 1.25.

Subsidiary Perdigão Agroindustrial S.A. issued 81,950 single debentures, fully paid-up between June 30, 1998 and November 21, 2000, to the National Bank for the Economic and Social Development (BNDES) at the nominal unit value of R$ 1 and redemption term from June 15, 2001 to June 15, 2010; as of December 31, 2004, 38,488 debentures were redeemed of which 11,707 in 2004.

The financial liabilities of the Company are secured by R$695,144 (R$767,680 in 2003) through guarantees of Perdigão S.A., R$670,387 (R$633,419 as of December 31, 2003) mortgage of properties and guarantees, R$390 (R$1,830 as of December 31, 2003) fiduciary liens as collateral for loans, financing and debentures and R$79,656 (R$96,137 as of December 31, 2003) in chattel mortgages for other liabilities.

13.                              PROVISION FOR CONTINGENCIES  –  CONSOLIDATED

The Company and its subsidiaries are involved in certain legal proceedings arising from the normal course of business, which include civil, administrative, tax, and labor lawsuits.

The Company classifies the risk of adverse sentences in the legal suits as “remote”, “possible” or “probable”.

The provision constituted by the Company in its financial statements relating to such proceedings fairly reflect the probable estimated losses as decided by the Management, based on the analysis of its legal counsel.

It is the Management’s opinion that there is no legal dispute in which the Company or any of its subsidiaries are involved with, or to which any of its assets is subject to, that is not duly provisioned, or which, jointly or individually, may have relevant adverse effects on the operating results or on the Company’s financial situation.

Provisions were constituted as follows:

	2004	2003
Tax Contingencies :
ICMS (VAT tax) (a)	3,773	5,838
Income tax and social contribution (b)	37,742	34,504
Others (c)	50,916	43,661
	92,431	84,003
Labor lawsuits (d)	11,144	7,927
Civil, commercial and others:
Indemnity claims - illness or accidents (e)	4,552	7,573
Others (f)	2,876	3,029
	7,428	10,602
	111,003	102,532

a)                                     Some units of the Company are taking administrative and judicial actions, regarding issues involving some credits; these have been provisioned based on the opinion of the Company’s legal counsel.

b)                                    Based on an injunction, the Company recognized the special adjustment for inflation for July and August of 1994 (42.76%), when there was a change in the Brazilian currency in use at the time. The Company considered this adjustment for inflation deductible for Income Tax and social contribution calculation purposes, since it was no more than the recovery of inflation losses. However, the Brazilian law has not recognized this loss. This matter has not been reviewed by the Federal Supreme Court, but based on its legal counsel the Company recognized this contingency for its total value.

c)                                     This refers to the judicial claim against payment of the following taxes: PIS - Programa de Integração Social (a tax charged on financial income to fund social programs) , COFINS - Contribuição para Financiamento da Seguridade Social (a tax charged on financial income to fund social security) and the increase from 2% to 3% in the rate charged on the CPMF –  Contribuição Provisória sobre Movimentação Financeira (Provisional Contribution on Financial Operations) on exports income, INCRA – Instituto Nacional de Colonização e Reforma Agrária, SEBRAE – Serviço Brasileiro de Apoio às Micro e Pequenas Empresas, on payroll, among others. There are 204 lawsuits totaling R$329,674 (209 proceedings for a total of R$303,728 as of December 31, 2003) with individual values ranging from R$0.05 to R$38,822 for which provision has been made based on the opinion of the Company’s legal counsel .

d)                                    The Company and its subsidiaries have 755 individual labor claims totaling R$157,431 (763 individual claims totaling R$149,294 as of December 31, 2003), mainly related to overtime and salary inflation adjustments demanded for the periods prior to the institution of the Real (R$). Based on past history of payments and on the opinion of the Company’s legal counsel, the provision of R$11,144 (R$7,927 as of December 31, 2003) is deemed sufficient to cover possible losses.

e)                                     These are mainly related to lawsuits claiming occupational diseases or work-related accidents resulting from working in the Company’s plants. According to the Company’s legal counsel, original claims of the employees shall be reduced to 70% to 80%, in some cases. Claims total R$55,077 (R$46,404 as of December 31, 2003) and provision will be established after decision at the lower court.

f)                                       This refers to the following cases: traffic accidents, property damage, physical casualties and other. There are 610 cases totaling R$65,548 and some claim individual values up to R$24,766 (507 cases totaling R$57,186 with some individual claims valued at R$22,032 as of December 31, 2003) for which the provision for losses is based on the opinion of our legal counsel. The Company is part of a legal proceeding in which an eventual breach of contractual clause is in discussion and it is still not possible to estimate a value as yet. Management does not expect to incur significant losses.

For all legal disputes in progress, the Company and its subsidiaries have escrow deposits totaling R$16,307 (R$13,261 as of December 31, 2003), stated under Long-Term Receivables.

14.                              SHAREHOLDERS’EQUITY

a)                                     Capital Stock:

As of December 31 of 2004  the capital stock was composed of 44,652,384 registered, no par-value shares, of which 15,471,957 are common shares and 29,180,427 preferred shares. Foreign investors hold 36,208 common shares (36,808 as of December 31, 2003) and 7,213,421 preferred shares (5,591,952 as of December 31, 2003) out of which 1,598,360 preferred shares (840,760 as of December 31, 2003) are represented by 799,180 (420,380 as of December 31,  2003) ADRs.

The Company holds 143,495 shares of its own issue in treasury, acquired in prior years with resources originating from income reserves, at the average cost of five reais and sixty-eight cents (R$ 5,68) per share, for future disposal or cancellation.

The Company is authorized to increase its capital stock, irrespective of amendment of its bylaws, up to the limit of 60,000,000 shares, of which 20,040,000 are to be common shares and 39,960,000 preferred shares.

b)                                    Appropriation of income

According to the Company’s Bylaws and the Corporate Law, the proposed distribution of net income by the Management, subject to the approval of the Shareholders’ General Meeting is as follows:

b.1) Legal Reserve: 5% of the net income for the year, limited to 20% of the capital stock.

b.2) Dividends and interest on shareholders’ equity: Article 9 of Law No. 9,249, dated December 26, 1995, allowed to deduct from the profits, for income tax and social contribution purposes, the interest paid on shareholders’ equity paid or credited to the shareholders, provided such interest is calculated on Shareholders’ Net Equity based on the long-term interest rate (TJLP) in effect for the year.

b.3) Reserve for capital increase: 20% of the net income for the year limited to 20% of the capital stock.

b.4) Reserve for expansion: destination of the remaining income, based on the budgeted CAPEX.

Proposed distribution of net income by the Management and composition of reserve balances:

	Limit over Capital Stock (%)	Income Appropriation		Balance of Reserves
		2004	2003	2004	2003
Interest on shareholders’ equity	—	76,005	36,000	—	—
Dividends	—	12,681	—	—	—
Legal Reserve	20%	14,320	6,433	39,276	24,956
Reserve for capital increase	20%	57,282	25,733	85,917	28,635
Reserve for expansion	80%	126,122	60,497	357,928	231,806
Treasury shares	—	—	—	(815)	(815)
		286,410	128,663	482,306	284,582

c)                                     Composition of the capital stock

The position of the controlling shareholders who are part of the Shareholders’ Agreement and/or are holders of more than 5% of the voting capital as of December 31, 2004, is as follows:

	Common shares	(%)	Preferred shares	(%)
PREVI – Caixa Prev. Func. Bco Brasil	2,865,315	18.52	3,972,428	13.61
Fund. Telebrás Seg. Social – SISTEL	2,766,917	17.88	134,689	0.46
PETROS – Fund. Petrobrás Seg. Soc.	2,255,562	14.58	2,706,761	9.28
FAPES (Fund. Assist. Prev. Soc.) – BNDES	2,040,984	13.19	651,361	2.23
Weg S.A. (*)	1,566,862	10.13	1,768,172	6.06
REAL GRANDEZA Fundação de A.P.A.S.	1,579,469	10.21	—	—
Bradesco Vida e Previdência S.A. (*)	1,156,411	7.47	—	—
VALIA – Fund. Vale do Rio Doce	303,609	1.96	1,544,786	5.29
Previ –Banerj	514,805	3.33	151,060	0.52
	15,049,934	97.27	10,929,257	37.45
Others	422,023	2.73	18,251,170	62.55
	15,471,957	100.00	29,180,427	100.00

(*)  Shareholders who are not part of the shareholders agreement.

In the Agreement signed on October 25, 1994 between shareholders who detain 79.67% of the common shares and 31.39% of the total shares outstanding of the Company, they have agreed to  consult with each other in advance about exercising their voting rights.

The Extraordinary General Meeting held on December 17, 2002 approved “tag along” rights which grant to preferred shares the right to be included in the public offer for disposal of the controlling shareholding, assuring them the minimum price of 80% of the amount paid per share with voting rights that compose the controlling block.

SHAREHOLDERS’ COMPOSITION

Shareholders’ composition on 12.31.04

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,326,661	79.67	9,161,085	31.39	21,487,746	48.12
Management:
Board of Directors (*)	1,568,431	10.14	1,825,312	6.26	3,393,743	7.60
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,568,965	10.14	18,058,421	61.89	19,627,386	43.96
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,137,396	20.28	19,883,747	68.14	23,021,143	51.56

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

Shareholders’ composition on 12.31.03

Shareholders	Common shares	%	Preferred shares	%	Total	%
Controlling shareholders	12,359,415	79.88	10,519,605	36.05	22,879,020	51.24
Management:
Board of Directors (*)	1,568,431	10.14	1,777,312	6.09	3,345,743	7.49
Executive Officers	—	—	2	—	2	—
Fiscal Council	—	—	12	—	12	—
Treasury shares	7,900	0.05	135,595	0.46	143,495	0.32
Other shareholders	1,536,211	9.93	16,747,901	57.40	18,284,112	40.95
Total	15,471,957	100.00	29,180,427	100.00	44,652,384	100.00
Shares outstanding	3,104,642	20.07	18,525,227	63.49	21,629,869	48.44

(*) Including Weg S.A. and Eggon João da Silva Adm. Ltd.

16.01 – OTHER RELEVANT INFORMATION

Holders of more than 5% of voting capital till the person level:

Weg S.A. (thousand of shares)

	Common shares	%	Preferred shares	%
Weg Participações e Serviços S.A.(a)	279,211	96.95	31,557	9.56
Others	8,789	3,05	298,398	90.44
Total	288,000	100.00	329,955	100.00

Weg Participações e Serviços S.A. (a) (thousand of shares)

	Common shares	%	Preferred shares	%
Tânia Marisa da Silva	6,107	6.58	—	—
Décio da Silva	6,107	6.58	—	—
Solange da Silva Janssen	6,107	6.58	—	—
Katia da Silva Bartsch	6,107	6.58	—	—
Marcia da Silva Petry	6,107	6.58	—	—
Miriam Voigt Schwartz	10,177	10.96	—	—
Valsi Voigt	10,177	10.96	—	—
Cladis Voigt Trejes	10,177	10.96	—	—
Diether Werninghaus	7,684	8.28	—	—
Martin Werninghaus	7,684	8.28	—	—
Heide Behnke	7,684	8.28	—	—
Others	8,728	9.38	—	—
	92,846	100.00	—	—

Bradesco Vida e  Previdência S.A.

	Common shares	%	Preferred shares	%
Bradesco Seguros S.A. (b)	792,271,560	100.00	—	—
Total	792,271,560	100.00	—	—

Bradesco Seguros S.A. (b)

	Common shares	%	Preferred shares	%
Banco Bradesco S.A. (c)	625,331	99.47	—	—
Others	3,361	0.53	—	—
Total	628,692	100.00	—	—

Banco Bradesco S.A. (c)

	Common shares	%	Preferred shares	%
Cidade de Deus Cia. Comercial de Participações (d)	114,301,296	47.95	510,540	0.22
Fundação Bradesco	31,387,307	13.17	11,839,617	5.01
Banco Bilbao Vizcaya Argentaria S.A.*	11,984,103	5.03	11,812,091	5.00
Banco Espírito Santo S.A.	16,061,429	6.74	43,845	0.02
Others	64,617,194	27.11	211,875,703	89.75
Total	238,351,329	100.00	236,081,796	100.00

* Located abroad

Cidade de Deus Cia. Comercial de Participações (d)

	Common shares	%	Preferred shares	%
Nova Cidade de Deus Participações S.A. (e)	2,204,062,098	44.22	—	—
Fundação Bradesco	1,629,622,730	32.69	—	—
Lia Maria Aguiar	417,744,408	8.38	—	—
Lina Maria Aguiar	417,744,408	8.38	—	—
Others	315,378,856	6.33	—	—
Total	4,984,552,500	100.00	—	—

Nova Cidade de Deus Participações S.A. (e)

	Common shares	%	Preferred shares	%
Fundação Bradesco	85,895,018	46.30	196,575,069	98.35
Elo Participações S.A. (f)	99,616,804	53.70	—	—
Caixa Beneficente dos Func. do Bradesco	—	—	3,301,691	1.65
Total	185,511,822	100.00	199,876,760	100.00

Elo Participações S.A. (f)

On 12.31.04 none of the shareholders held individually more than 5% of the voting capital of the Company.

	Common shares	%	Preferred shares	%
Total	103,033,675	100.00	61,148,836	100.00

Shareholders’ composition of controlling shareholders, executive officers and fiscal council on 12.31.04:

	Common shares	%	Preferred shares	%
a) Controlling shareholders	12,326,661	79.67	9,161,085	31,39
b) Executive officers and Fiscal Council (*)	1,568,431	10.14	1,825,312	6.26

b.1) Executive Officers and Fiscal Council

	Common shares	%	Preferred shares	%
Board of Directors – Direct participation	162	0.00	39,140	0.13
Board of Directors – Indirect participation (*)	1,568,269	10.14	1,786,172	6.12
Executive Officers	—	—	2	0.00
Fiscal Council	—	—	12	0.00

(*) Indirect participations of board members through Weg S.A. and Eggon João da Silva Adm. Ltd.– 10.14% of the common shares and 6.12% of the preferred shares.

Free Float shares

On 12.31.04 there were 23,021,143 free float shares, 51.56% of total issued, an amount of 3,137,396 common shares and 19,883,747 preferred shares, representing 20.28% and 68.14% respectively.

d)                                    Dividends and shareholders’ rights

Preferred shares have priority in any repayment of capital, in case the Company is liquidated, but do not have voting rights. All shares are entitled to a minimum dividend of 25% of net income, adjusted according to the legislation. If the Company does not distribute the minimum dividend of 25% of net income to the shareholders, the preferred shares are entitled to a minimum cumulative dividend of R$0.001 per block of thousand shares.

e)                                     Reconciliation of shareholders’ equity and the results for the year

The difference between the Parent Company and Consolidated refers to the elimination of unrealized profit in operations with the subsidiaries in the amount of R$2,186 (R$11,395 as of December 31, 2003) in shareholders’ equity and R$9,209 (R$5.116 as of December 31, 2003) in the operating results for the year.

15.                              FINANCIAL INSTRUMENTS - CONSOLIDATED

The Perdigão Companies have transactions involving financial instruments, exclusively related to their activities, the purpose of which is to reduce the exposure of their operating assets and liabilities to market, currency and interest rate risks. As of December 31, 2004 the balances of these financial assets and liabilities were represented as follows:

	Book Value	Market Value
Cash and short and long-term investments	407,078	415,066
Trade accounts receivable	244,674	244,674
Investments	488	488
Loans, financing and debentures	(866,955)	(866,955)
SWAP Contracts	(29,258)	(29,274)
Suppliers	(327,128)	(327,128)
	(571,101)	(563,129)

a)                                     Credit Risks: Regarding its customers, subsidiary Perdigão Agroindustrial S.A. uses selection procedures and performs analyses for setting credit limits, maintaining suitable provision to minimize possible losses.

b)                                    Price Risk: Trade accounts payable includes cereal received on a “price to set basis”, which in accordance with the usual practices of the corn and soybean markets, are determined at the time of use or setting of prices. As of December 31, 2004 they were stated at market value.

11.01 – EXPLANATORY NOTES

c)                                     Exchange Risks: The market values of financial assets and liabilities do not differ significantly from the book values, to the extent they were agreed and recorded at rates and conditions practiced in the market for operations of similar nature, risk and terms. In the case of swap contracts, the market value was obtained based on the market Forward Interest Rate Structure (ETTJ) for the various currencies and their exchange rates bringing forward the cash flow for the operations.

In order to reduce the risk that the cash funds of the Company are not sufficient to pay for the liabilities in dollar, in case of a devaluation above the percentages assessed for the last few years, the Company has entered Swap contracts with various banks.

Assets and liabilities denominated or indexed in Foreign Currency are:

	2004	2003
Cash and short-term and long-term investments	231,017	144,075
Swap contracts	209,157	496,398
Loans and Financing	(424,551)	(744,943)
Other assets and liabilities	22,642	65,414
	38,265	(39,056)

16.                              FINANCIAL INCOME (EXPENSES), NET – CONSOLIDATED

	2004	2003
Interest expenses	(189.810)	(234.340)
Interest income	94.124	96.533
Foreign exchange gain (loss) – net	33.255	33.777
CPMF (tax on bank accounts transactions)	(21.443)	(19.447)
Other income (expenses)	(7.912)	(11.921)
	(91.786)	(135.398)

17.                              CASH FLOWS

	Company		Consolidated
	2004	2003	2004	2003
Cash flows from operations:
Net income for the year	286,410	128,663	295,619	123,547
Depreciation, amortization and depletion	—	—	105,271	98,667
Long-Term net financial charges	—	—	22,278	19,302
Equity pick-up	(284,754)	(130,412)	—	—
Gain (loss) on permanent asset disposals	—	—	904	3,764
Changes in working capital
Trade accounts receivable	—	—	(91,664)	44,510
Inventories	—	—	100,273	(86,625)
Trade accounts payable	3	2	3,648	44,873
Other receivables and payables	7,713	1,766	31,372	(54,030)
Cash provided by (used in) operations	9,372	19	467,701	194,008
Cash flows from investing activities:
Short and long-term cash investments	—	—	224,379	249,783
Additions to permanent assets	—	(4)	(129,906)	(87,348)
Disposal of permanent assets	—	—	15,796	6,460
Interest on shareholders’ equity received	73,100	—	—	—
Cash provided by (used in) investing activities	73,100	(4)	110,269	168,895
Cash flows from financing activities:
Loans, financing and debentures	—	—	(494,117)	(402,902)
Interest on shareholders’ equity paid	(82,459)	—	(82,459)	—
Cash (applied) in financing activities	(82,459)	—	(576,576)	(402,902)
Net increase (decrease)	13	15	1,394	(39,999)
Cash available:
At the beginning of the year	48	33	10,955	50,954
At the end of the year	61	48	12,349	10,955
Increase (decrease) in cash	13	15	1,394	(39,999)

18.                              TRANSACTIONS WITH RELATED PARTIES

The main transactions between the Company and related parties that were eliminated from these consolidated financial statements are represented by loans with subsidiary Perdigão Agroindustrial S.A. and have been made at usual market conditions and terms as follows: Loan of R$1,728 (R$5,409 as of December 31, 2003); Income R$6,081 (R$6,391 as of December 31, 2003); Expenses R$16 (R$7 as of December 31, 2003).

19.                              INSURANCE COVERAGE - CONSOLIDATED

The main insurance coverage in effect, considered sufficient to cover possible losses, is as follows: a) named risks, comprising fire, windstorm, lightning, loss of profit, among other risks, on property, plant and equipment and inventories, in the amount of R$1,320,892, b) domestic and international transportation, for which the amounts are calculated based on the registered cargo, and (c) other coverage, including valuables, civil liability and vehicles.

20.                              MANAGEMENT AND EMPLOYEES PROFIT SHARING

Subsidiary Perdigão Agroindustrial S.A. entered a Collective Agreement with the unions of the main categories for Profit Sharing for all its employees, observing performance indicators previously negotiated, including generation of value (MVP – Perdigão Added Value), for the executive levels.

Management profit sharing complies with the provisions of the Bylaws and approval of the Board of Directors.

21.                              SUPPLEMENTAL RETIREMENT PLAN

Perdigão – Sociedade de Previdência Privada (a private pension fund), was organized in April 1997; it is sponsored by Perdigão Agroindustrial S.A., and its purpose is to supplement the official retirement benefits for the employees of the Perdigão Companies.

The plan is a defined-contribution type plan, therefore, the actuarial method used for determination of benefit levels is that of capitalization of the contributions. As of December 31,  2004 the plan had19,686 (20,613 as of December 31, 2003) participants and net assets of R$65,402 (R$48,930 as of December 31, 2003). The sponsor contributed R$4,730 for the year (R$4,061 as of December 31, 2003), of which R$4.202 relate to the basic contribution (R$3,555 as of December 31, 2003) and R$528 for past service (R$506 as of December 31,  2003). Current balance of the commitment undertaken at the beginning of the plan arising from past services on behalf of beneficiaries is R$6,667 (R$6,748 as of December 31, 2003), adjusted by the general price index (IGP-DI). This amount shall be paid in the maximum period of 20 years as from the date of the beginning of the plan.

The assets of the plan consist of fixed and variable income funds, shares, debentures and other securities, totaling R$65,398 (R$49,015 as of December 31, 2003).

The contributions, on average, are divided on the basis of 2/3 for the sponsor and 1/3 for the participants, and the actuarial calculations are made by independent actuaries, in accordance with the regulations in force.

In addition to the supplemental retirement plan, the Company offers to its employees at the time of their retirement, other benefits as health care plans for a maximum period of four years and permanent life insurance.

BOARD OF DIRECTORS

Chairman	Eggon João da Silva
Vice-Chairman	Francisco Ferreira Alexandre
Board Members	Adézio de Almeida Lima
Wilson Carlos Duarte Delfino
Francisco de Oliveira Filho
Jaime Hugo Patalano
Luís Carlos Fernandes Afonso

FISCAL COUNCIL	Gerd Edgar Baumer
Luciano Carvalho Ventura
Vanderlei Martins
Almir de Souza Carvalho
Marcos Antonio Carvalho Gomes

EXECUTIVE BOARD

Chief Executive Officer	Nildemar Secches
Chief Sales Officer	João Rozário da Silva
Chief Financial Officer	Wang Wei Chang
Chief Operating Officer	Paulo Ernani de Oliveira
Business Development Director	Nelson Vas Hacklauer
Supply Chain Director	Wlademir Paravisi

Itacir Francisco Piccoli
Accountant – CRC –1SC005856/O-0 S – SP